EXHIBIT (d)(2)

                            PACIFIC TELECOM, INC.
                                805 Broadway
                        Vancouver, Washington   98668

                             September 27, 1995




Dear Minority Shareholder:

            On September 27, 1995, PXYZ Corporation, a wholly owned subsidiary of PacifiCorp Holdings, Inc. ("Holdings"), was merged with and into Pacific Telecom, Inc. (the "Company"). As a result of the merger, each issued and outstanding share of the Company's common stock held by shareholders of the Company other than Holdings (other than shares as to which dissenters' rights were perfected) was converted into the right to receive $30.00 in cash and the Company became a wholly owned subsidiary of Holdings.

            Enclosed is a Letter of Transmittal directed to LaSalle National Bank, which is serving as Paying Agent with respect to the merger. Please complete the Letter of Transmittal in accordance with its instructions and submit it, together with your stock certificates and any related documents that may be required by the instructions in the Letter of Transmittal, to LaSalle National Bank in order to receive the cash payment to which you are entitled. You are urged to send in your stock certificates for payment promptly, as the cash payable with respect to your shares will not bear interest.

            The method of transmitting stock certificates is at your option and risk. If certificates are sent by mail, use of registered mail with return receipt requested, properly insured, is recommended. A return envelope to LaSalle National
Bank has been enclosed for your convenience.

                                    Very truly yours,



                                    Charles E. Robinson
                                    Chairman of the Board